Exhibit 99.1

RADVIEW SOFTWARE LTD.
14 HAMELACHA STREET, PARK AFEK
ROSH HA’AIN, 48091, ISRAEL
(+972) 3-915-7060

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 15, 2011

To our Shareholders:

You are invited to attend an Annual and Special General Meeting of Shareholders of RadView Software Ltd. (the “Company”) to be held in Israel at the offices of the Company, at 14 Hamelacha Street, Park Afek, Rosh Ha’Ain, Israel, on December 15, 2011 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect Messrs. Yochai Hacohen, Eli Blatt, Jaron Lotan and Amira Paz to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To re-elect Mr. Amir Livne as an external director, to hold office for three years, starting from the expiration of his first term as an external director.

3.	To ratify and approve compensation arrangements to the Company's Directors, excluding the external directors, as described in the Proxy Statement.

4.	To approve amendments to the Company’s Articles of Association, as described in the Proxy Statement.

5.	To approve a form of amended indemnification letter in favor of the Company's directors and officers.

6.	To ratify and approve liability insurance covering our directors and officers.

7.	To ratify and approve an extension to the previously approved discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement.

8.	To ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, as described in the Proxy Statement.

9.	To ratify and approve the Management Services Agreement between the Company and Fortissimo, as described in the Proxy Statement.

10.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors, for the year ending December 31, 2011 and for such additional period until the next annual general meeting of shareholders.

11.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2010.

12.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

The Board recommends the approval of each of these proposals.

The Board of Directors has fixed the close of business on November 9, 2011 as the date for determining the holders of record of Ordinary Shares and Preferred Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1, 3, 4, 5, 6 and 10 are ordinary resolutions which require the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent of the outstanding voting power in the company. For this proposal, a personal interest does not include an interest in the resolution that is not as a result of ties to a controlling shareholder.

Proposals 7, 8 and 9 are special resolutions which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.

The presentation to our shareholders for consideration of our audited Financial Statements for the fiscal year ended December 31, 2010 described in Proposal 11 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.  To contact the Company, please call (972) 3 915-7060 in Israel.  The Company’s Financial Statements for the year ended December 31, 2010 were included in the Company's annual report on Form 20-F, filed with the US Securities and Exchange Commission (the “SEC”) on June 30, 2011 and appear on the SEC's website at www.sec.gov.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual and Special General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of shares should take note that, pursuant to Article 34.4 of the Amended and Restated Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Jaron Lotan
Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.  YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

RADVIEW SOFTWARE LTD.
14 HAMELACHA STREET, PARK AFEK
ROSH HA’AIN, 48091, ISRAEL
(+972) 3-915-7060

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 15, 2011

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value (the “Ordinary Shares”) and preferred shares, NIS 0.01 nominal value (the “Preferred Shares”), of RadView Software Ltd. (“RadView” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual and Special General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 14 Hamelacha Street, Park Afek, Rosh Ha’Ain, Israel, on December 15, 2011 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To re-elect Messrs. Yochai Hacohen, Eli Blatt, Jaron Lotan and Amira Paz to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To re-elect Mr. Amir Livne as an external director, to hold office for three years, starting from the expiration of his first term as an external director.

3.	To ratify and approve compensation arrangements to the Company's Directors, excluding the external directors, as described in the Proxy Statement.

4.	To approve amendments to the Company’s Articles of Association, as described in the Proxy Statement.

5.	To approve a form of amended indemnification letter in favor of the Company's directors and officers.

6.	To ratify and approve liability insurance covering our directors and officers.

7.	To ratify and approve an extension to the previously approved discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement.

8.	To ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, as described in the Proxy Statement.

9.	To ratify and approve the Management Services Agreement between the Company and Fortissimo, as described in the Proxy Statement.

10.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors, for the year ending December 31, 2011 and for such additional period until the next annual general meeting of shareholders.

11.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2010.

12.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated then, then in accordance with the recommendations of the Board of Directors of the Company (the “Board of Directors”). The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual and Special General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about November 10, 2011. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares and Preferred Shares at the close of business on November 9, 2011 are entitled to notice of and to vote at the Meeting. The Company had a total of 158,571,330 Ordinary Shares and Preferred Shares issued and outstanding on October 31, 2011, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Amended and Restated Articles of Association of the Company (“Articles of Association”) do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required. Proposals 1, 3, 4, 5, 6 and 10 are ordinary resolutions which require the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent of the outstanding voting power in the company. Personal interest does not include an interest in the resolution that is not as a result of ties to a controlling shareholders.

Proposals 7, 8 and 9 are special resolutions which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.

The presentation to our shareholders for consideration of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2010 described in Proposal 11 does not involve a vote of our shareholders.

The Board recommends the approval of each of the following proposals.

I.           PRINCIPAL SHAREHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of the Company’s shares as of October 31, 2011, unless otherwise indicated, by: (i) each person known by the Company to beneficially own more than 5% of the Company’s shares; and (ii) all of the Company’s directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares underlying options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 31, 2011 are considered outstanding.  These shares, however, are not considered outstanding when computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and subject to state community property laws, each shareholder named in the table has sole voting and investment power for the shares shown as beneficially owned by it. Ownership percentages are based on 158,571,330 shares outstanding on October 31, 2011, excluding 134,000 shares held as treasury shares. Unless otherwise noted below, the address of each of the Company’s directors and executive officers is c/o RadView Software Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin, 48091, Israel.

Name of Beneficial Owner:	Total Shares Beneficially Owned	Percentage of Shares
Five Percent Shareholders:
Fortissimo Capital Fund (1)	150,833,334	66.7%
Altshuler Shaham Provident Ltd. (2)	33,984,184	19.7%
Psagot Provident Fund Ltd. (3)	21,930,000	13.1%
Tamir Fishman Provident and Education Funds Ltd. (4)	18,654,300	11.2%
Meitav Gemel Ltd. (5)	20,069,563	11.9%

Directors and Executive Officers:
Eyal Shalom (6)	78,125	*
Jaron Lotan (7)	2,372,660	1.5%
Amir Livne (8)	594,642	*
Hadas Gazit (9)	792,856	*
Yochai Hacohen (10)	4,750,000	3.0%
Eli Blatt	-	-
Guy Yasur	-	-
Amira Paz	-	-
All executive officers and Directors as a group (8 persons)	8,588,283	5.3%

*  Represents beneficial ownership of less than one percent of the Company’s shares.

(1)           Information is derived in part from Amendment No. 3 to a Schedule 13D, filed on March 27, 2007 by Fortissimo Capital Fund G.P. L.P. (“FFC-GP”), Fortissimo Capital Fund L.P. (“FFC Cayman”), Fortissimo Capital Fund (Israel) L.P. (“FFC-Israel”), and Fortissimo Capital Funds (Israel DP), L.P. (“FFC-Israel-DP”) (collectively, the “Fortissimo Entities”) and from the records of the Company. Includes 136,666,667 shares owned of record by the Fortissimo Entities: 4,277,663 shares owned of record by FFC Cayman, 123,558,172 shares owned of record by FFC Israel, and 8,830,832 shares owned of record by FCC-Israel-DP. FFC-GP, as the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Fortissimo Entities and may be deemed to be the indirect beneficial owner of the shares beneficially owned by the Fortissimo Entities. FFC-GP is controlled by Mr. Yuval Cohen. Mr. Cohen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Each of the Fortissimo Entities share voting power over 139,375,000 shares and share dispositive power over 150,833,334 shares. Pursuant to a shareholders' agreement among the Fortissimo Entities and Yehuda Zisapel, Shem Basum Ltd. and Michael Chill (the “Co-Investors”) in connection with the financing in August 2006, the number of shares for which there is shared voting power includes 2,708,333 shares held by Shem Basum Ltd. and Michael Chill and the number for which there is shared dispositive power includes 14,166,667 shares held by all the Co-Investors. However, the Fortissimo Entities disclaim beneficial ownership of the Co-Investor shares. The Fortissimo address is: 14 Hamelacha Street, Park Afek, Rosh Ha’ayin, 48091 Israel.

(2)           Information is derived from Altshuler Shaham Provident Ltd. and from the records of the Company.

(3)           Information is derived from Psagot Investment House Ltd. and from Psagot Provident Funds Ltd., and from records of the Company. Psagot Provident Funds Ltd. is a wholly owned subsidiary of Psagot Investment House Ltd. that is controlled indirectly by James G. Dinan and Daniel A. Schwartz. In April 2009, the assets of Prisma Investment House Ltd. were acquired by Psagot Provident Funds Ltd. Any economic interest or beneficial ownership in any of the securities held by Psagot Provident Funds Ltd. are held for the benefit of the members of the fund.  The address of Psagot Investment House Ltd. is: Africa Tower, 14 Ahad Ha’am Street, Tel Aviv, Israel and of Provident Funds Ltd .is: 33 Yavetz St., Tel Aviv, Israel.

(4)           Information is derived from Tamir Fishman Provident and Education Funds Ltd. (“Tamir Fishman”) and from Schedule 13G, filed on February 16, 2010 by Tamir Fishman. The total of 18,654,300  shares is comprised of 2,657,300 shares which are owned of record by Tamir Fishman Severance Pay Fund - General; 6,893,500 shares are owned of record by Tamir Fishman Education Fund - General; 8,262,000 shares that are owned of record by Tamir Fishman Provident Fund - General; 289,000 shares are owned of record by Tamir Fishman Education Fund - Shares; and 552,500 shares are owned of record by Tamir Fishman Provident Fund - Shares. Tamir Fishman, as manager of the funds, has sole voting and investment power and is the beneficial owner of the 18,654,300 shares owned of record by the foregoing funds. Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds. The address of Tamir Fishman and each of the foregoing funds is: 38 Habarzel Street, Tel Aviv, 69710, Israel.

(5)           Information is derived from Meitav Gemel Ltd. (“Meitav”). Includes a total of 20,069,563 shares owned of record by the provident, education and severance funds managed by Meitav:  7,246,254 shares owned of record by Meitav Tagmulim Clali; 3,201,661 shares owned of record by Meitav Histalmut Clali; 2,420,845 shares owned of record by Meitav Pizuim Clali; 410,839 shares owned of record by Meitav Tagmulim Shares; 212,500 shares owned of record by Meitav Hishtalmut Shares; 2,234,161 shares owned of record by Meitav Chisachon Gemel; 1,617,339 shares owned of record by Meitav Chisachon Hishtalmut; 1,155,999 shares owned of record by Meitav Dinamit Gemel Clali; 798,999 shares owned of record by Meitav Dinamit Histalmut Clali; 416,499 shares owned of record by Meitav Dinamit Gemel Bond; 178,500 shares owned of record by Meitav Dinamit Histalmut Bond; 161,194 shares owned of record by Meitav Pizuim CPI; and 14,773 shares owned of record by Meitav Tagmulim CPI. Meitav, as manager of the funds, has sole voting and investment power and is beneficial owner of the 20,069,563 shares owned of record by the foregoing funds. Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds.  The address of Meitav is Museum Tower, 4 Berkowitz Street, Tel Aviv 61180 Israel.

(6)	Reflects options of which 6,250 are exercisable within 60 days of October 31, 2011.

(7)	Reflects fully vested options to purcase Ordinary Shares at $0.03 per share.

(8)	Reflects options of which 49,554 are exercisable within 60 days of October 31, 2011.

(9)	Reflects options of which 49,554 are exercisable within 60 days of October 31, 2011.

(10)	Reflects fully vested options to purcase Ordinary Shares at $0.03 per share.

II.	RESOLUTIONS

1.             ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to elect four nominees to serve on the Board of Directors. Messrs. Yochai Hacohen, Eli Blatt, Jaron Lotan and Amira Paz will be nominated for reelection.

These directors, who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting, provided that it shall not be less than five nor more than nine.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The four nominees named in this Proposal 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Current Position
Jaron Lotan	54	Chairman of the Board
Yochai Hacohen	45	Director
Eli Blatt	48	Director
Amira Paz	45	Director

JARON LOTAN has served as a Director and the Chairman of the Board since May 2006. Mr. Lotan currently serves as Chief Operating Officer of Gilat Satellite Networks (NASDAQ:GILT, TASE), a provider of satellite and hybrid networking products, services and solutions. He currently serves also on the board of directors of Magink Display Technologies. Mr. Lotan served as the President and Chief Executive Officer of Technomatix Technologies Ltd., a provider of digital manufacturing solutions, from October 2002 until the sale of that company to UGS Corp. in April 2005. Following the acquisition of Technomatix Technologies Ltd., Mr. Lotan served as Senior Vice President of UGS Corp. from April 2005 until September 2005.  Prior to joining Technomatix in October 2002, he was corporate executive vice president for business and strategy at Orbotech Ltd., a supplier of automated optical inspection and other productivity solutions for the electronics industry, responsible for the worldwide sales, marketing and support organization, corporate marketing activities, and strategy and business development. Prior to this, Mr. Lotan served as president of the Orbotech PCB Division and president of Orbotech Europe. Before joining Orbotech in 1992, he co-founded and served as general manager, North America for Rosh Intelligent Systems, a software company offering knowledge-based solutions to customer support organizations. Mr. Lotan holds a B.A. in Economics and Mathematics and an M.A. in Economics both from the Hebrew University in Jerusalem, Israel.

YOCHAI HACOHEN has served as a Director of the Company since February 2006. From  June 2006 through April 2008,  Mr. Hacohen served as the  President and Chief Executive Officer of the Company. Mr. Hacohen joined Fortissimo in May 2004 and became a partner in January 2005. He currently serves on the boards of directors of Advanced Answers on Demand Holding Corporation and of SAE Afikim Ltd. Mr Hacohen also served as the chairman of the board of  directors of Cadent, Inc., which was sold to Align, Inc. in May 2011. From October 2003 through May 2004, Mr. Hacohen served as the General Manager of a U.S. division of Magal Security Systems Ltd., a provider of hardware and software solutions for the surveillance market. From October 1998 through September 2002, Mr. Hacohen served as the Director of EMEA Sales and Marketing for the video recording division of Nice Systems Ltd., a provider of digital video and audio recording solutions.  Mr. Hacohen holds a B.Sc. degree in Biotechnology and an MBA. in Marketing from Tel Aviv University.

ELI BLATT has served as Director of the Company since April 2006. Mr. Blatt joined Fortissimo as a partner in January 2005. From March 1999 through May 2004, Mr. Blatt served as the Chief Financial Officer and Vice President of Operations of Noosh, Inc., a supplier of cross-enterprise e-business software solutions. From September 1997 through February 1999, Mr. Blatt served as the Director of Operations for CheckPoint Software Technologies Inc., an internet security company, where he was responsible for OEM operations, product licensing and customer service. Mr. Blatt currently serves on the board of directors of Telrad Networks Ltd., Advanced Answers on Demand Holding Corporation, DipTech Ltd. and Kornit Digital Ltd. Mr. Blatt holds a B.Sc. degree in Industrial Engineering from Tel Aviv University and an MBA degree from Indiana University.

 AMIRA PAZ has served as a Director of the Company since June 2011. Ms. Paz has served as RadView's Vice President of Finance between February 2008 and December 2010. Prior to joining RadView, Ms. Paz served for a period of ten years as Chief Financial Officer in three Formula-Group software companies: Tiltan Systems Engineering Ltd., Enformia Software Ltd. and Idit Technologies Ltd. Ms. Paz is a licensed CPA in Israel and holds a BA in Economics and Business Management from Ben-Gurion University, an MBA in Finance and Accounting from Tel-Aviv University and an LL.M. from Bar-Ilan University.

Compensation of Directors and Officers

The current cash rate paid by the Company is $5,000 per non-employee directors who are not external directors. In addition, the Company has granted options to purchase ordinary shares to its directors from time to time. The Company also reimburses its directors for expenses incurred to attend meetings of the Board of Directors and any committees of the Board of Directors.

The Company makes cash payment to its external directors, Ms. Hadas Gazit and Mr. Amir Livne, in accordance with the maximum rate permitted by applicable Israeli law and regulations. The current rate is an annual fee of NIS 31,700 and a meeting participation fee of NIS 2,120. In addition, each of the external directors was granted options to purchase up to 792,856 ordinary shares at an exercise price of $0.065 per share.

Pursuant to the terms of the management services agreement entered into by the Company and Fortissimo, Messrs. Hacohen and Blatt are not entitled to cash remuneration or compensation for their services as directors as such other than the management fee payable to Fortissimo under the management services agreement.  Mr. Hacohen, who served as the Company’s Chief Executive Officer and President on an interim basis from June 2006 through April 2008, received cash compensation and options from the Company for such service as an employee director.

Rami Goraly was a director of the Company since December 2008 and the Company's Chief Executive Officer from April 2008 until March 2011.  In connection with his services as a director, the Board authorized and the shareholders approved the grant to Mr. Goraly of options under the Company’s Key Employee Share Incentive Plan to purchase a total of 8,000,000 Ordinary Shares. The exercise price of the options was $0.015. All of these options have expired.

The following table sets forth the aggregate compensation paid or accrued for services rendered to the Company in all capacities for the fiscal year ended December 31, 2010 by its directors and executive officers:

	Salaries, Directors Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors and officers as a group (then 8 persons)	$394,235	$16,836

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to such officers, and other fringe benefits commonly reimbursed or paid by companies in the location at which the particular executive officer is located.

As of October 31, 2011, all directors and officers as a group (then 8 persons), held options to purchase 8,353,372 of our ordinary shares at exercise prices ranging from $0.03 to $0.065. Out of such options, 7,460,516 will expire in 2012, 842,856 will expire in 2013 and 50,000 will expire in 2014.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect the following persons to serve as members of the Board of Directors of the Company: Yochai Hacohen, Eli Blatt, Jaron Lotan and Amira Paz, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.             ELECTION OF EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two external directors.

The Companies Law provides that a person may not be appointed as an external director if: (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. For a period of two years from termination from office, the company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

At least one of the external directors elected must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law.

The external directors are required to be elected by the shareholders. The term of service of an external director is three years and may be extended for up to two additional three year terms.

All of the external directors of a company must be members of its audit committee, and any committee of a company’s board of directors that is authorized to carry out one or more powers of the board of directors must include at least one external director.

As required under Israeli law, the Company has two external directors, Ms. Hadas Gazit and Mr. Amir Livne. Mr. Livne's current term as an external director expires on December 17, 2011.

At the Meeting, the Board of Directors will propose that Mr. Amir Livne be re-elected to serve as an external director of the Company for a term of three years commencing December 18, 2011.

Ms. Livne will be compensated similarly to our other external director, Hadas Gazit, in the form of an annual fee and a per meeting attendance fee equal to the “maximum” statutory amount applicable to companies of our size, as set forth from time to time, in the applicable regulations of the Companies Law.

A brief biography of Mr. Amir Livne is set forth below:

AMIR LIVNE has served as an External Director of the Company since December 2008. Mr. Livne is Vice President Product Strategy and Portfolio Management at Siemens PLM, a division of Siemens AG (NYSE:SI). Previously, Mr. Livne held a similar position at UGS PLM, which was acquired by Siemens in 2007. Between 1997 and 2004, Mr. Livne served as Executive VP of Business Development and Strategy at Tecnomatix (NASDQ:TCNOF, acquired by UGS in early 2005). Prior to joining Tecnomatix, between 1994 and 1997, Mr. Livne worked as a Senior Consultant at Booz, Allen and Hamilton, a management consulting firm. Mr. Livne holds an MBA from the University of Michigan in Ann Arbor and B.A. and M.A. degrees in Computer Science, both from Tel Aviv University. Mr. Livne replaced David Assia as an External Director following the expiration of Mr. Assia’s term in November 2008.

The Companies Law provides that a nominee for a position of an external director shall have declared to the Company that he or she complies with the qualifications for appointment as an external director. Mr. Livne has declared to the Company that he complies with the qualifications for appointment as an external director and that he intends to serve as an external director if elected.

The Board of Directors has determined that Mr. Livne meets the legal requirements for an external director and has accounting and financial expertise, as well as professional qualifications.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to re-elect Mr. Amir Livne as an external director to the Company's Board of Directors, for a period of three years commencing on December 18, 2011.”

Vote Required

Pursuant to the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent of the outstanding voting power in the company. A personal interest that is not a result of connections with a controlling shareholder is excluded.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal 2. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to this Proposal 2, then by signing the Proxy Card and submitting it, such shareholder declares that he has no Personal Interest in connection with this Proposal 2.

“Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

3.            RATIFICATION AND APPROVAL OF COMPENSATION TO DIRECTORS

Our Board of Directors generally consists of six directors, two of whom are "external directors" for Israeli law purposes. External directors are subject to special election and compensation requirements under Israeli law.

The Company’s Audit Committee and Board of Directors have approved and ratified the compensation for directors, excluding (1) external directors of the Company; (2) directors who are also officers of the Company; and (3) Messrs. Hacohen and Blatt who are not entitled to compensation for their services as directors, in accordance with the Fortissimo management services agreement.

The compensation consists of an annual fee of $5,000 per director, whether serving now, or appointed or elected in the future. The Company also reimburses its directors for expenses incurred to attend meetings of the Board of Directors and any committees of the Board of Directors.

Under the Israeli Companies Law, the adoption of the proposed resolution requires the approvals of the Audit Committee, Board of Directors and Shareholders, in that order. Our Audit Committee and Board of Directors believe that ratification and approval of the director compensation as proposed, is in the best interests of the Company.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve a cash compensation in the annual amount of $5,000 to all directors that are appointed to the Board of Directors, now and in the future (other than external directors, directors who are also officers of the Company and directors receiving compensation through the management services agreement with Fortissimo).”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

4.	AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

A. Amendment to Allow Indemnification and Insurance to the Full Extent Permitted by Law

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (currently equivalent to $284,333), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such payments are authorized by the company's articles of association.

Accordingly, in order to update our Articles of Association with respect to indemnification and insurance to be in line with these amendments to the Israeli Securities Law and to the Companies Law and to enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, the Company proposes to amend Article 63.1.1 and Article 64.2.1 of its Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that Article 63.1.1 and Article 64.2.1 of the Company’s Articles of Association be amended with the changes marked below:

63.1.1.
The Company may enter into a contract to insure against the liabilities of its Office Holders for an obligation imposed on an Office Holder in consequence of an act or omission done by the Office Holder in his capacity as an Office Holder of the Company, in any of the following cases:

(a)	A breach of his duty of care to the Company or to another person;

(b)	A breach of his fiduciary duty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that such act would not harm the Company; ~~and~~

(c)	A financial liability imposed on him in favor of another person~~.~~;

(d)
(i) Expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law, or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

64.2.1	The Company may indemnify any of its Office Holders, whether prospectively or retroactively, with respect to liabilities or expenses as listed below:

(a)
A monetary obligation imposed on the Office Holder in favor of another person pursuant to a judgment, including a judgment given in settlement or a court-approved arbitration award, provided that, in connection with a prospective indemnification: (i) the Board resolves in advance those categories of events which in its opinion can be foreseen at the time the undertaking to indemnify is given in light of the Company’s then current activities, listing such categories of events in its resolution; and (ii) the Board sets either a reasonable limit to the amounts for such indemnification under the circumstances or a reasonable criteria to determine such amounts;

(b)
Reasonable litigation expenses, including attorney’s legal fees, actually expended by the Office Holder in consequence of an investigation or proceeding instituted against the Office Holder by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against the Office Holder and without imposing on the Office Holder a financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against the Office Holder but with imposing on such Office Holder a financial obligation in lieu of criminal proceedings in respect of an offense that does not require the proof of criminal intent or in connection with a financial sanction;

For the purposes hereof: (i) a proceeding that ended without an indictment in a matter in respect of which an investigation was conducted, means – closing the case pursuant to Section 62 of the Criminal Procedure Act [Combined Version] 5742-1982 (the “Criminal Procedure Act”) or a stay of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Act; and (ii) “Financial obligation in lieu of a criminal proceeding”, means – a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Penal Act 5746-1985, a fine with respect to an offense which was defined as a “finable offense” under the Criminal Procedure Act, a fine or a monetary sanction.

(c)
Reasonable litigation costs, including attorney’s legal fees incurred by the Office Holder or which the Office Holder is ordered to pay by a court, in a proceeding filed against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge of which the Office Holder is acquitted, or in a criminal charge of which the Office Holder is convicted of an offense that does not require proof of criminal intent~~.~~;

(d)
Expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law;

(e)	Payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law.”

B.            Amendment to Allow for Waiver by a Majority of Directors of a Notice of a Board of Directors’ Meeting in Urgent Circumstances

Section 100 of the Companies Law requires that notice of a meeting of the board of directors be given a reasonable time in advance of the meeting. A recent amendment to Section 102 of the Companies Law provides, as an exception to this general rule, that convening a board meeting without prior notice is permissible in urgent circumstances, subject to the consent of a majority of the directors. Accordingly, in order to align our Articles of Association with the foregoing provisions of the Companies Law, we propose to amend Article 45.2.1 of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined. The words proposed to be deleted are presented by "strikethrough" with a horizontal line through the center of them.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that Article 45.2.1 of the Company’s Articles of Association be amended with the changes marked below:

Any notice with respect to a meeting of the Board may be given orally or in writing, so long as the notice is given at least five (5) days prior to the date fixed for the meeting~~, unless all Directors or their Alternate Directors (as defined in Article 47.1.1) or their representatives agree on a shorter time period~~. Such notice shall be delivered personally, by mail, or transmitted via facsimile or e-mail or through another means of communication, to the address, facsimile number or to the e-mail address or to an address where messages can be delivered through other means of communication, as the case may be, as the Director informed the Company in advance. Notwithstanding the foregoing, in urgent circumstances, a Board meeting may be convened without any prior notice with the approval of a majority of the Directors.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

5.	APPROVAL OF A FORM OF AMENDED INDEMNIFICATION LETTER IN FAVOR OF DIRECTORS

The Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations. The Company has provided indemnification letters in favor of the Company’s directors and officers agreeing to indemnify them to the fullest extent permitted by law.

Subject to the approval of the Company’s Articles of Association as proposed in Proposal No. 4 (A) above, we propose to approve a modified form of such indemnification letter to ensure that the Company’s directors are afforded protection to the fullest extent permitted by law. The proposed form of amended indemnification letter is attached hereto as Annex A and is marked to reflect the changes made to the form that was approved in the past.

The proposed form of amended indemnification letter in favor of directors requires the approval of the Company’s Audit Committee, Board of Directors and shareholders, in that order. The form of amended indemnification letter, as described above, was approved by our Audit Committee on October 30, 2011, and by our Board of Directors on November 3, 2011. The Company’s Audit Committee and Board of Directors believe that approval of the form of amended indemnification letter is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors from time to time.

At the Meeting, the shareholders will be asked to approve granting the amended indemnification letter in the form of Annex A hereto to our directors and officers serving from time to time in such capacity. For the avoidance of doubt, if the proposal is not approved, the validity of the existing form of indemnification letter will not be affected and it shall remain in full force and effect.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the amended indemnification letter in the form of Annex A hereto, to be provided to directors and officers of the Company serving from time to time in such capacity.”
Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

6.	APPROVAL AND RATIFICATION OF LIABILITY INSURANCE FOR DIRECTORS

The Companies Law and our Articles of Association authorize the Company, subject to receipt of all approvals required under applicable law, to insure our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors, with respect to: (a) a breach of their duty of care to the Company or to another person; (b) a breach of their fiduciary duty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that such act would not harm the Company; and (c) a financial liability imposed on them in favor of another person. If Proposal 3 above is approved, our Articles will also authorize the Company to insure our officers and directors for: (i) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

Under Israeli law, the insurance of directors is required to be approved by our Audit Committee, Board of Directors and shareholders. Our Audit Committee and Board of Directors have ratified and approved the Company’s directors’ and officers’ liability insurance policy, with liability coverage of $5.0 million per event and per period, at an annual premium of $26,875 (the “Policy”).

Our Audit Committee and Board of Directors believe that it is in the Company’s best interests to provide our directors and officers liability insurance coverage to enable us to attract and retain highly qualified directors and officers from time to time.

At the Meeting, the shareholders will be asked to ratify and approve the Policy and any renewal and/or extension of the Policy, and the purchase of any other directors' and officers' insurance policy upon the expiration of the Policy from the same or a different insurance company, provided that such renewal, extension or substitution is for the benefit of the Company and its officers and directors and on terms substantially similar to or more favorable than those of the then effective insurance policy, and that the annual premium does not exceed an amount representing an increase of either 25% in any year, as compared to the previous year, or cumulatively for the number of years since the last such increase. The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of such policy, from time to time, within the foregoing limitations. The approval will apply to current directors and any future directors who may serve from time to time.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, that the liability insurance coverage described in the Proxy Statement relating to the Meeting, and any renewals, extensions or substitutions pursuant to the limitations set forth in such Proxy Statement, for the benefit of all directors of the Company who may serve from time to time, be and hereby is approved.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

7.	EXTENSION OF THE FORTISSIMO DISCRETIONARY CREDIT FACILITY ARRANGEMENT

On December 18, 2008, the Shareholders of the Company approved the terms of a convertible credit facility arrangement between FFC-GP and the Fortissimo Entities (collectively, “Fortissimo”) and the Company. In December 2009, the Company’s shareholders approved an amendment to the discretionary convertible credit facility.

The terms of the credit facility, as amended, are as follows:

—
Up to $6 million, in one or more loans, to be determined by Fortissimo at its sole discretion upon request by the Company, except for an amount of $0.5 million under this credit facility, which Fortissimo has agreed to fund upon a request by the Company.

—	The potential funding may be extended by Fortissimo and possibly certain co-lenders (that may include existing shareholders).

—
The conversion price of the convertible loan(s) extended under the credit facility shall be as follows: (a) the first $1 million of loan(s) shall be convertible into the Company’s ordinary shares at  the lower of: (x) $0.03 and (y) the average closing market price of the Company’s ordinary shares on the OTCBB during the 60 day period ending one day prior to the date of conversion of the applicable loan; but no less than $0.01 and (b) any loan amounts exceeding the first $1 million shall be convertible into the Company’s ordinary shares at a conversion price of $0.02 per ordinary share.

—	Each loan shall have a 3 year term, which may be extended for 2 additional one year terms by agreement of the Company and the lender.

—	A loan (or any part thereof) may be repaid at any time prior to its due date, at the Company’s discretion.

—	The loans shall bear interest at 8%, compounded annually. Interest shall be payable together with the repayment of the respective principal of the loan.

As security for the repayment of the Loans, the Company shall grant Fortissimo (and, if applicable, certain co-lenders) the following security interests:

—	A fixed charge on Company’s Intellectual Property.

—	A floating charge on the tangible and intangible assets of the Company, junior to all of the Company’s outstanding charges at the time of the Loan.

Upon each draw down of a Loan, Fortissimo (and, if applicable, certain co-lenders) will be issued a warrant to acquire Ordinary Shares in a dollar amount equal to 50% of the principal amount of the loan at a purchase price per share equal to the conversion price.

On December 15, 2010, the Company's shareholders approved an extension to the arrangement availability to mid 2012.

On October 30, 2011, the Company's Audit Committee, and on November 3, 2011, the Company’s Board of Directors, resolved, subject to shareholder approval, to extend the arrangement availability to mid 2013 (the "Credit Facility Extension").

The Company is seeking shareholder approval of the Credit Facility Extension because it is a transaction with a controlling shareholder, and as such requires approval pursuant to the provisions of Section 275 of the Israeli Companies Law. FFC-GP, by virtue of its management of the Fortissimo Entities (themselves controlling shareholders) and its affiliation with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt, is deemed a controlling shareholder of the Company.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to ratify and approve an extension to the previously approved discretionary convertible credit facility arrangement between Fortissimo and the Company until June 30, 2013.”

Vote Required

The approval of this Proposal No. 7 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of the shares of shareholders who do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal 7. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to this Proposal 7, then by signing the Proxy Card and submitting it, such shareholder declares that he has no Personal Interest in connection with this Proposal 7.

For a discussion of the provisions of the Companies Law regarding Personal Interest, please see  Proposal No. 2 above, under the caption “Vote Required.”

8.             AMENDMENT TO THE CONVERTIBLE LOAN AGREEMENT

In 2006, the Company closed a financing with Fortissimo and other co-investors. The initial financing was for $1.5 million consisting of: (i) $750,000 to purchase 25,000,000 of convertible preferred shares and (ii) a convertible loan in the amount of $750,000 (the “Convertible Loan”).

The Convertible Loan carries interest at 8.0% per annum and together with any accrued interest is convertible, at the election of the investors, into Preferred A Shares, nominal value NIS 0.01 each, at a conversion price of $0.03 per share (subject to standard adjustments).

The Convertible Loan was due and payable in September 2009. In June 2009, the Convertible Loan’s repayment date was extended to June 30, 2010, and in June 2010 the repayment date was further extended to August 31, 2011.

On December 15, 2010, the Company's shareholders approved an amendment to the Convertible Loan Agreement, so that the repayment date of the Convertible Loan principal and interest shall be further extended to August 31, 2012.

On October 30, 2011, the Company's Audit Committee, and on November 3, 2011, the Company’s Board of Directors, resolved, subject to shareholder approval, to approve an additional amendment to the Convertible Loan Agreement, so that the repayment date of the Convertible Loan’s principal and interest shall be further extended to August 31, 2013.

The Company is seeking shareholder approval of the amendment to the Convertible Loan Agreement because it is a transaction with a controlling shareholder, and as such requires approval pursuant to the provisions of Section 275 of the Israeli Companies Law. FFC-GP, by virtue of its management of the Fortissimo Entities (themselves controlling shareholders) and its affiliation with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt, is deemed a controlling shareholder of the Company.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, pursuant to which the repayment date of the Convertible Loan’s principal and interest is further extended to August 31, 2013.”

Vote Required

The approval of this Proposal No. 8 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal 8. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to this Proposal 8, then by signing the Proxy Card and submitting it, such shareholder declares that he has no Personal Interest in connection with this Proposal 8.

For a discussion of the provisions of the Companies Law regarding Personal Interest, please see  Proposal No. 2 above, under the caption “Vote Required.”

9.            APROVAL OF THE MANAGEMENT SERVICES AGREEMENT BETWEEN THE COMPANY AND FORTISSIMO

In 2006, the Company entered into a Management Services Agreement with Fortissimo. Pursuant to the Management Services Agreement, Fortissimo, through its employees, officers and directors serving on the Company’s Board of Directors, provides management services, advice, and assistance to the Company’s management concerning the Company’s affairs and business.

In consideration of the performance of the aforementioned services, the Company agreed to pay to Fortissimo (i) an annual management fee of $50,000, payable in quarterly installments; and (ii) an additional management fee payment of up to $70,000 payable at the end of the fiscal year in the event that the Company is profitable in such fiscal year, and provided however, that any payment of such additional management fees shall be payable only out of profits of the Company of such fiscal year. This compensation is also in lieu of any payments to the directors appointed by Fortissimo to the Board of Directors.

The Management Services Agreement had no term and it was terminable by the Company subject to a (120) days’ prior written notice to Fortissimo. The Management Services Agreement was attached to the Company’s proxy statement on Form DEF14A as Appendix F on July 6, 2006.

In accordance with a recent amendment to the Companies Law, an extraordinary transaction between a company and its controlling shareholder, such as the Management Services Agreement between the Company and Fortissimo, shall be limited to periods of up to three years and requires the re-approval of the shareholders for its extension, pursuant to the provisions of Section 275 of the Israeli Companies Law. In the event the agreement has no term, the Audit Committee is required to set a reasonable term.

Subject to Shareholders’ approval, the Audit Committee an the Board of Directors have ratified and approved the Management Services Agreement, and set its term to expire on December 31, 2013, unless extended by the Shareholders again prior to expiration.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to ratify and approve the Management Services Agreement, as described in the Proxy Statement.”

Vote Required

The approval of this Proposal No. 9 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal 9. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to this Proposal 9, then by signing the Proxy Card and submitting it, such shareholder declares that he has no Personal Interest in connection with this Proposal 9.

For a discussion of the provisions of the Companies Law regarding Personal Interest, please see  Proposal No. 2 above, under the caption “Vote Required.”

10.           REAPPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd., as the independent auditors of the Company, for the year ending December 31, 2011 and for such additional period until the next annual general meeting of shareholders.

The Company’s consolidated financial statements at December 31, 2010 have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The following table presents the aggregate fees for professional audit services and other services rendered by the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in 2009 and 2010.

	Year Ended December 31,
	2009	2010
Audit Fees	$41,000	$43,000
Audit Related Fees	$8,000	$7,000
Tax Fees	$1,500	$1,400

Audit Fees
Audit Fees consist of fees billed for the annual audit of the Company’s annual consolidated financial statements included in the Company’s Annual Report on Form 20-F for years 2008 forwards.

Audit Related Fees
Audit Related Fees include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC.

Tax Fees
Tax Fees include fees billed for tax compliance services, including the preparation of tax returns and claims for refund and tax consultations.

Pre-Approval Policy

The Audit Committee is required to approve in advance any audit or permissible non-audit services performed by the Company’s independent auditors, the fees to be paid for those services and the time period over which those services are to be provided. On an annual basis, the independent auditors present a listing of all services they expect to perform for the Company in the ensuing one-year period, including fee estimates, in sufficient detail to enable the Audit Committee to perform an independence review of each proposed service. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditor and financial management prior to the audit to review planning and staffing, the scope of the proposed audit for the current year, the audit procedures to be utilized, and the proposed fees. With respect to any additional services proposed to be performed by the independent auditors during the year, management will evaluate the impact on the independent accountant’s independence and obtain Audit Committee approval for such service. During 2009 and 2010, 100% of the audit, audit-related and tax fees were pre-approved by the Audit Committee.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors, for the year ending December 31, 2011 and for such additional period until the next annual general meeting of shareholders.”

11.	REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2010 will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company under Form 20-F with the US Securities and Exchange Commission on June 30, 2011 and appear on its website: www.sec.gov. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

12.	OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement.  As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Jaron Lotan
Chairman of the Board of Directors

November 2011

ANNEX A

INDEMNIFICATION AGREEMENT

Indemnification Agreement from Radview Software Ltd. to [~~Director~~] (the “Office Holder”) and to be
acknowledged and signed by Office Holder

You are or have been appointed a director or office holder of Radview Software Ltd. (the “Company”), and in order to enhance your service to the Company in an effective manner, the Company desires to provide for your indemnification to the fullest extent permitted by law, all in accordance with the provisions contained herein.

In consideration of your continued service to the Company, the Company hereby agrees as follows:

1.
Subject to any amount limitations contained herein, the Company hereby undertakes to indemnify you to the maximum extent permitted by the Companies Law, 5759-1999, as amended (the “Companies Law”) in respect of the following:

1.1
Any monetary obligation imposed on you in favor of another person, pursuant to a judgment, including a judgment given in settlement or a court approved arbitration award, in respect of any act or omission (“action”) taken or made by you in your capacity as an Office Holder; and

1.2
All reasonable litigation expenses, including attorneys’ fees, actually expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of an offense which does not require proof of mens rea (criminal intent) in which you are convicted or in connection with a financial sanction, all in respect of actions taken by you in your capacity as a director and/or officer of the Company.

1.3
All reasonable litigation expenses, including attorneys’ fees, expended by you due to an investigation or a proceeding instituted against you by an authority competent to administrate such investigation or proceeding, where such investigation or proceeding is concluded without the filing of an indictment against you and without any financial obligation being imposed on you in lieu of criminal proceedings (as defined in the Companies Law), or that is concluded without filing an indictment against you imposing on you a financial obligation in lieu of criminal proceedings with respect to an offense that does not require proof of mens rea (criminal intent), all in respect of actions taken by you in your capacity as Office Holder.

1.4
Expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law all in respect of actions taken by you in your capacity as a director and/or officer of the Company.

1.5	Payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law in respect of actions taken by you in your capacity as a director and/or officer of the Company.

For the purposes hereof, (i) a proceeding that ended without an indictment in a matter in respect of which an investigation was conducted, means—closing the case pursuant to Section 62 of the Criminal Procedure Act [Combined Version] 5742-1982 (the “Criminal Procedure Act”) or a stay of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Act; and (ii) a “financial obligation in lieu of a criminal proceeding”, means—a financial obligation imposed by law as an alternative to a criminal proceedings, including an administrative fine pursuant to the Administrative Penal Act 5746-1985, a fine with respect to an offense which was defined a “finable offense” under the Criminal Procedure Act, a fine or a monetary sanction.

The above indemnification will also apply to any action taken by you in your capacity as a director and/or officer of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings of a company not controlled by the Company but where your appointment as a director or observer results from the Company’s holdings in such company (an “Affiliate”).

2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1	A breach of your fiduciary duty, except, to the extent permitted by the Companies Law, where you acted in good faith and had reasonable grounds to presume that such act would not harm the Company;

2.2	An intentional or reckless breach of the duty of care, other than a negligent breach of the duty of care;

2.3	An intentional action with the purpose of deriving a personal profit; and

2.4	A fine or penalty imposed upon you.

3.
The Company will make available all amounts needed in accordance with Section 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), and with respect to items referred to in Section 1.2 above, even prior to a court decision. You will repay the Company any advances given to you to cover legal expenses in criminal proceedings if you are found guilty of a crime, which requires proof of criminal intent. You will further repay the Company any other advances if it is determined that you are not lawfully entitled to such indemnification.

4.
The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer an Office Holder provided that the obligations are in respect of actions taken by you while you were serving as an Office Holder as aforesaid, and in such capacity.

5.
The indemnification will be limited to the expenses mentioned in Section 1.2 and 1.3 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and to the matters mentioned in Section 1.1 above insofar as they result from, or are connected to, your actions in the following matters, which are deemed by the Company’s Board of Directors, based on the current activity of the Company, to be foreseeable at the date hereof:

5.1
The sale of securities by the Company and/or by a shareholder to investors or the offer by the Company to purchase securities from holders thereof pursuant to agreements, notices, reports, tenders and/or other proceedings;

5.2
Occurrences in connection with investments the Company makes in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company as a director and/or officer of the Company;

5.3	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company;

5.4	Actions in connection with a change in the structure, or the reorganization, merger, split, or a change in the capital of the Company or any decision pertaining to these issues;

5.5
Actions in connection with a “Transaction” as defined in Section 1 of the Companies Law, including, but not limited to transfer, sale, or purchase of assets or liabilities, the sale of the operations and/or Business, or part thereof, of the Company;

For the purposes of this Section 5, the term “Business” shall refer to:

5.6	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.7
Actions taken in connection with labor relations and/or employment matters in the Company and trade relations of the Company, including with employees, independent contractors, customers, suppliers and various service providers;

5.8	Actions in connection with the development, testing or manufacturing of products developed by the Company or in connection with the distribution, sale, license or use of such products;

5.9
Actions taken in connection with the intellectual property of the Company and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

5.10	Actions taken pursuant to or in accordance with the policies and procedures of the Company, whether such policies and procedures are published or not.

5.11
Approval of corporate actions, in good faith, including the approval of the acts of the Company’s management, their guidance and their supervision, and including any decision regarding Distribution, as defined in the Companies Law.

5.12	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s Business;

5.13	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction;

5.14	Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws;

5.15
Claims in connection with an announcement, a statement, including a position taken, or an opinion made in good faith by a director or an officer in the course of your duties and in conjunction with your duties, including during a meeting of the Board of Directors or one of the committees of the Board of Directors of the Company.

6.
The indemnification that the Company undertakes towards all Office Holders, whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall be $1,500,000, for all of the indemnifiable events listed above.

7.
The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

8.
Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money that you will be obligated to pay, in those circumstances for which indemnification is permitted under applicable law and under this Indemnification Agreement.

9.
The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder up to the total amount paid under this letter. Additional amounts will be used to pay the excess amount that the office holders paid and was not covered.

10.	In all indemnifiable circumstances, indemnification will be subject to the following:

10.1
You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, however, your failure to notify the Company as aforesaid shall not derogate from your right to be indemnified as provided herein. You shall deliver to the Company, or to such person, as it shall advise you, without delay all documents you receive in connection with these proceedings.

Similarly,you must advise the Company on an ongoing and current basis concerning all events, which you suspect may give rise to the initiation of legal proceedings against you.

10.2
Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Indemnification Agreement and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Indemnification Agreement and/or pursuant to law.

10.3
You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.4
If, in accordance with Section 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Indemnification Agreement or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, unless (i) the Company shall not have assumed the conduct of your defense as contemplated, (ii) the Company refers the conduct of your defense to an attorney who is not, upon reasonable grounds, acceptable to you, (iii) the named parties to any such action (including any impleaded parties) include both you and the Company, and joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest between you and the Company, or (iv) the Company shall agree to such expenses in either of which events reasonable fees and expenses of your counsel shall be borne by the Company.

10.5
The Company will have no liability or obligation pursuant to this Indemnification Agreement to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

10.6
If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

10.7
Notwithstanding anything to the contrary herein, with respect to any event listed herein for which you are entitled to indemnification by the Company in accordance with the provisions of this Indemnification Agreement (a “Covered Indemnifiable Event”), and which Indemnifiable Event is covered by the Company’s insurance policy for its Office Holders (the “Policy”), whether the Policy was acquired by the Company prior to or after the date of this Indemnification Agreement, you agree that the insurance company that has issued the Policy (the “Insurer”) shall be entitled to undertake the conduct of your defense in respect of any legal proceedings related to the Covered Indemnifiable Event and/or to hand over the conduct thereof to any attorney which the Insurer may choose for that purpose.

The Insurer and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement (other than in the case of criminal proceedings, where the provisions of the third paragraph of Section 10.2 above shall apply, mutates mutandis). At the request of the Insurer, you shall execute all documents required to enable the Insurer and the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

You will fully cooperate with the Insurer, the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Insurer shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

11.
The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care towards the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2 above and provided further that in no event shall you be exempt from any liability for damages caused as a result of a breach of your duty of care towards the Company in the event of a Distribution (as defined in the Companies Law).

12.
If for the validation of any of the undertakings in this Indemnification Agreement any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

13.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Indemnification Agreement derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 6 above.

14.
If any undertaking included in this Indemnification Agreement is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

15.
This Indemnification Agreement and the agreements herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel without giving effect to any conflict of laws, and each of the parties hereby submits irrevocably to the exclusive and sole jurisdiction of the courts of the State of Israel in the district of Tel-Aviv-Yafo.

16.	This Indemnification Agreement cancels any preceding letter of indemnification that may have been issued to you.

17.	This Indemnification Agreement shall automatically terminate five (5) years after the conclusion of your service as a Director or Office Holder of the Company.

This letter is being issued to you pursuant to the resolutions adopted by the Board of Directors of the Company on November 3, 2011, and by the shareholders of the Company on  __________. The Board of Directors has determined, based on the current activity of the Company, that the amount stated in Section 6 is reasonable and that the events listed in Section 5 are reasonably anticipated.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours,

Radview Software Ltd.

By:
Accepted and agreed to:	Date:

Name:
Date: